May 13, 2016	Kevin T. Collins Tel +1 212 891 1634 kcollins@jenner.com

VIA EDGAR AND OVERNIGHT COURIER

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 13, 2016
File No. 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit the Registrant’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 12, 2016 with respect to Amendment No. 3 to the Registration Statement on Form S-1, filed on April 22, 2016 (as amended, the “Registration Statement”).

This letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 4 marked to indicate changes from Amendment No. 3 filed on May 9, 2016.

For the convenience of the Staff, the Staff’s comment is reproduced below and followed by the response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 4.

Consolidated Results of Operations, page 57

13-Weeks Ended April 2, 2016 and March 28, 2015

Income Taxes, page 58

1. We note you reduced your deferred tax valuation allowance by $7 million for the interim period ended April 2, 2016. Please explain to us and revise your disclosure to clarify what you mean by your statement that “the valuation allowance decreased…as a result of a change in deferred tax assets not covered by future reversals of deferred tax liabilities.”

United States Securities and Exchange Commission

May 13, 2016

The registrant has updated the disclosure on page 59 to clarify its disclosure regarding the valuation allowance for the interim period ended April 2, 2016.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg
United States Securities and Exchange Commission
Joseph Kaufman
Simpson Thacher & Bartlett LLP
Steven J. Slutzky
Debevoise & Plimpton LLP